UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

14052H100

(CUSIP Number)

Joseph Macnow
Vornado Realty L.P.
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
13d-1(f), or 13d-1(g), check the following box [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Page 1 of 8 Pages)

CUSIP No. 14052H100	13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vornado Realty L.P. I.R.S. Identification No.: 13-3925979
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 1,424,474(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,424,474(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,474(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(1)(2)(3)
14.	TYPE OF REPORTING PERSON PN

(1)	Consists of 1,424,474 shares which Vornado Realty L.P. currently has the right to acquire upon conversion of securities held by it, as more fully described in Item 4. The number has been adjusted to reflect the one-for-three reverse stock split effected by the Issuer on April 2, 2003.

(2)	Assuming issuance of an additional 1,424,474 shares upon conversion by Vornado Realty L.P.

(3)	Based upon 6,636,882 shares outstanding as of April 27, 2004, as reported in the preliminary proxy statement filed by the Issuer with the Securities and Exchange Commission on April 28, 2004 in connection with the Issuer’s 2004 annual meeting of shareholders.

CUSIP No. 14052H100	13D	Page 3 of 8 Pages

AMENDMENT NO. 3 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
CAPITAL TRUST, INC.

                Vornado Realty L.P. (“VRLP”) hereby amends its Statement on Schedule 13D filed with respect to the Class A Common Stock, par value $.01 per share (the “Common Stock”), of Capital Trust, Inc., a Maryland corporation (the “Issuer”). This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) should be read in conjunction with the Statement on Schedule 13D of VRLP filed with respect to common shares of Capital Trust (the “Predecessor”) on August 7, 1998 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D of VRLP filed with respect to Common Stock of the Issuer on May 23, 2000 and by Amendment No. 2 to Schedule 13D of VRLP filed with respect to Common Stock of the Issuer on March 10, 2003 (as so amended, the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

                Any disclosures made herein with respect to persons other than VRLP are made on information and belief after making appropriate inquiry.

Item 2.	Identity and Background.

                Appendix A to the Schedule 13D is amended and restated in its entirety as attached hereto.

                (a-c) and (f). This Statement is being filed by VRLP. The managing general partner of VRLP is the Trust. Additional information concerning the Trust is set forth in Appendix A hereto.

                The Trust is a fully integrated equity real estate investment trust. The Trust conducts its business through, and substantially all of its interests in properties are held by, VRLP. The business address of each of VRLP and the Trust is 888 Seventh Avenue, New York, New York 10019.

                (d) and (e). Neither VRLP nor the Trust, and to the best knowledge of VRLP and the Trust none of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) Unless otherwise noted and except for Stichting Pensioenfonds ABP, which is a foundation pursuant to the laws of The Netherlands, all of the persons listed in Appendix A are citizens of the United States of America.

CUSIP No. 14052H100	13D	Page 4 of 8 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following four paragraphs at the end thereof:

                On May 6, 2004, pursuant to Sections 5.2(a) and 6.2 of the Modification Agreement, the Issuer provided written notice that, effective upon the conclusion of the Issuer’s 2004 annual meeting of shareholders scheduled for June 17, 2004, the Issuer intends to reduce the number of directors comprising its board of directors from eleven to nine.

                On May 6, 2004, the Issuer agreed to provide to VRLP all of the rights of Stichting Pensioenfonds ABP (“ABP”), under certain registration rights agreement, dated as of February 7, 2003, by and between the Issuer and ABP (the “ABP Registration Rights Agreement”), as a “Holder” as defined therein, and in accordance therewith maintain the effectiveness of and VRLP’s ability to use the registration statement filed pursuant to the ABP Registration Rights Agreement, subject to all the terms and conditions of, and VRLP’s compliance with all the obligations of a Holder under, the ABP Registration Rights Agreement.

                In exchange for the Issuer’s agreement to provide to VRLP the foregoing registration rights under the ABP Registration Rights Agreement, VRLP, effective upon the election and qualification of Mr. Steven Roth’s successor to the Board of Directors of the Issuer, permanently and irrevocably waived its rights under and released and forever discharged the Issuer from all obligations and liabilities existing and/or arising, directly or indirectly, out of Section 5.2(a) of the Modification Agreement, which provides that the number of seats on the Board of Directors of the Issuer will not be decreased without the prior written consent of VRLP.

                VRLP plans to hold the New Preferred Securities, any Convertible Debentures issued with respect thereto, and any Common Stock acquired upon the conversion of Convertible Debentures and the Convertible Amount of New Preferred Securities, as an investment. VRLP intends to continue to review its investment in the New Preferred Securities and, from time to time depending upon certain factors, may determine to acquire through conversion of the New Preferred Securities, open market purchases or otherwise, Common Stock of the Issuer, or may determine to sell the New Preferred Securities or Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following sentence at the end of paragraph (c) thereof:

                Except as described under Item 4 above, during the 60 days preceding the filing of this Amendment No. 3 to Schedule 13D, no transactions in the Common Stock were effected by VRLP, the Trust, or to the best knowledge of VRLP and the Trust by any of the persons listed in Appendix A to the Schedule 13D.

CUSIP No. 14052H100	13D	Page 5 of 8 Pages

APPENDIX A

AMENDMENT NO. 3 TO

SCHEDULE 13D

CUSIP NUMBER 14052H100

                Set forth herein please find information concerning the Executive Officers, Trustees and Principal Shareholders of the Trust, the managing general partner of, and holder of a majority of the partnership interests in, VRLP. Such information sets forth the position held at the Trust and the present principal occupation or employment, if other than that held at the Trust, of the Trustees and Executive Officers of the Trust. Unless otherwise indicated, the principal business address of each of the Executive Officers and Trustees set forth below is 888 Seventh Avenue, New York, New York 10019.

Trustees and Executive Officers

                Steven Roth is the Chairman of the Board and Chief Executive Officer of the Trust. Mr. Roth is also managing general partner of Interstate Properties (“Interstate”).

                Michael D. Fascitelli is a Trustee and President of the Trust.

                Russell B. Wight, Jr. is a Trustee of the Trust and a general partner of Interstate.

                David Mandelbaum is a Trustee of the Trust, a general partner of Interstate and a member of the law firm of Mandelbaum & Mandelbaum, P.C.

                Ronald Targan is a Trustee of the Trust and President of Malt Products Corporation of New Jersey, a producer of malt syrup.

                Stanley Simon is a Trustee of the Trust and owner of Stanley Simon and Associates, management and financial consultants.

                Richard R. West is a Trustee of the Trust and Dean Emeritus, Leonard N. Stern School of Business, New York University.

                Robert P. Kogod is a Trustee of the Trust and a Trustee of Archstone-Smith Trust.

                Robert H. Smith is a Trustee of the Trust, Chairman of the Charles E. Smith Commercial Realty Division of the Trust and a Trustee of Archstone-Smith Trust.

                David R. Greenbaum is President of the New York City Office Division of the Trust.

CUSIP No. 14052H100	13D	Page 6 of 8 Pages

                Joseph Macnow is Executive Vice President — Finance and Administration of the Trust.

                Melvyn Blum is Executive Vice President — Development of the Trust.

                Michelle Felman is Executive Vice President — Acquisitions of the Trust.

                Christopher Kennedy is President of the Merchandise Mart Division of the Trust.

                Sandeep Mathrani is Executive Vice President — Retail Real Estate of the Trust.

                Mitchell N. Schear is President of Charles E. Smith Commercial Realty Division of the Trust.

                Wendy Silverstein is Executive Vice President — Capital Markets of the Trust.

PRINCIPAL SHAREHOLDERS OF THE TRUST

                The following table sets forth information as of April 16, 2004 (except as otherwise noted), with respect to persons who were known by the Trust to be the beneficial owner of more than 5% of the Trust’s common shares of beneficial interest, par value $.01 per share (the “Common Shares”) and units of limited partnership interest (“Units”) of VRLP as of such date.

Name and Address of Beneficial Owner	Number of Shares and Units Beneficially Owned	Percent of All Shares	Percent of All Shares and Units

Steven Roth c/o Vornado Realty Trust 888 Seventh Avenue New York, New York 10019	14,828,865	11.4%	9.9%

Russell B. Wight, Jr. c/o Vornado Realty Trust 888 Seventh Avenue New York, New York 10019	8,775,500	7.0%	6.0%

CUSIP No. 14052H100	13D	Page 7 of 8 Pages

David Mandelbaum c/o Vornado Realty Trust 888 Seventh Avenue New York, New York 10019	10,761,998	8.6%	7.4%

Michael D. Fascitelli c/o Vornado Realty Trust 888 Seventh Avenue New York, New York 10019	6,910,979	5.3%	4.6%

Interstate Properties c/o Vornado Realty Trust 888 Seventh Avenue New York, New York 10019	7,943,000	6.3%	5.5%

Cohen & Steers Capital Management, Inc. 757 Third Avenue New York, New York 10017	8,586,451	6.8%	5.9%

Stichting Pensioenfonds ABP Oude Lindestraat 70 Postbus 2889 6401 DL Heerlen The Netherlands	7,463,800	5.9%	5.1%

CUSIP No. 14052H100	13D	Page 8 of 8 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: May 7, 2004

VORNADO REALTY L.P.
By:	Vornado Realty Trust, its general partner
By:	/s/ Joseph Macnow

	Name: Title:	Joseph Macnow Executive Vice President – Finance and Administration and Chief Financial Officer